
August 15, 2022

Mary Mabey
General Counsel
ATN International, Inc.
500 Cummings Center
Beverly, Massachusetts 01915

> **Re: ATN International, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2022**
> **File No. 333-266723**

Dear Ms. Mabey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology